PROMISSORY NOTE

$100,000.00 **December 15, 2011**
SACRAMENTO, CALIFORNIA

FOR VALUE RECEIVED, the undersigned **INTELLIGENT HIGHWAY SOLUTIONS, INC**., a Nevada corporation, **WILLIAM DEVON JONES**, and **PHILIP DARCY KIRKLAND** (collectively **"Maker"**), hereby promise to pay to **O.K. AND B.**, , a California general partnership (**"Holder"**), or order, at 8615 Elder Creek Road, Sacramento, California 95828, or at such other place as Holder may from time to time designate in writing, in lawful money of the United States of America, the principal sum of One Hundred Thousand and No/100ths Dollars ($100,000.00), together with interest on the unpaid principal amount thereof from time to time outstanding, as provided for below.

1. Interest. Commencing on the date of this Note and continuing until the Maturity Date, interest shall accrue on the unpaid principal balance at a fixed rate of **FIVE PERCENT (5.00%)** per annum continuing through March 15, 2012. Interest for partial months shall be prorated on the basis of a 365 day year and actual days elapsed, compounded monthly.

2. Payments. Any payments received will be credited to accrued interest first, with any remainder applied to principal. Payments of principal received on or before the 10th of the month shall be applied as of the first day of the month of receipt. Payments of principal received after the 10th of the month shall be applied as of the last day of the month of receipt.

3. Maturity Date. The entire unpaid principal amount of this Note, together with all accrued and unpaid interest, shall be due and payable on **March 15, 2012**.

4. Prepayment. Maker reserves the right to prepay this Note in full or in part at any time during the term of this Note without premium or penalty. Partial prepayments shall be applied first to accrued and unpaid interest, then to principal. Payments of principal received on or before the 10th of the month shall be applied as of the first day of the month of receipt. Payments of principal received after the 10th of the month shall be applied as of the last day of the month of receipt.

5. Increase of Interest Rate. From and after the date all sums owing on this Note become due and payable by acceleration or otherwise, all such sums owing on this Note shall bear interest until paid in full at a rate which is the rate stated above plus **six percent (6%)** per annum.

6. Assignment. Maker's obligations under this Note are nonassignable. Holder in its sole discretion may transfer this Note, and may sell or assign participations or other interests in all or any part of this Note, all without notice to or the consent of Maker.

7. Attorneys' Fees and Costs, Choice of Law, Forum. In the event one or more events of default shall occur, Maker promises to pay all costs of collection of every kind, including, but not

limited to, all reasonable attorneys' fees, court costs and expenses of every kind in connection with such collection, whether or not any lawsuit is filed with respect thereto. The terms of this Note were negotiated in the State of California, and it is understood and agreed that the legality, enforcement, and construction of this Note shall be governed by California law applicable to agreements made in California between California residents. Any action must be brought in Sacramento County, California.

8. Joint and Several. Each Maker who signs this Note is jointly and severally promising to pay all amounts due under this Note.

9. Successors and Assigns. The terms "Maker" and "Holder" shall be construed to include their respective heirs, personal representatives, successors, subsequent holders, and assigns.

10. Enforceability. If any provision or any word, term, clause, or part of any provision of this Note shall be held invalid for any reason, the same shall be ineffective, but the remainder of this Note and of the provision shall not be affected and shall remain in full force and effect.

11. Maximum Interest. In any event, the amount paid to Holder shall not exceed the highest lawful rate permissible under applicable usury laws. If Holder shall ever receive as interest an amount which would exceed the highest lawful rate, such excess amount shall be applied to unpaid principal and not to interest. This provision shall control every other provision of all agreements between Maker and Holder.

12. Waiver of Presentment. Maker and all persons liable or to become liable on this Note waive presentment, protest, and demand; notice of protest, demand, and dishonor; and any and all other notices or matters of a like nature.

13. Forbearance Not a Waiver. If Holder delays in exercising or fails to exercise any of its rights under this Note, that delay or failure shall not constitute a waiver of any Holder rights or of any breach, default, or failure of condition under this Note. No waiver by Holder of any of its rights or of any such breach, default, or failure of condition shall be effective, unless the waiver is expressly stated in a writing signed by Holder.

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14. Time is of the Essence. Time is of the essence with respect to each and every provision of this Note. Whenever any payment to be made under this Note shall be due on a Saturday, Sunday, or a public holiday, such payment may be made on the preceding business day.

IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Note as of the date and year first written above.

MAKER:	**ADDRESS AND TELEPHONE:**
INTELLIGENT HIGHWAY SOLUTIONS, INC., a Nevada corporation By: ______________________ William Devon Jones, President By: ______________________ Philip Darcey Kirkland, Secretary	8 Light Sky Ct. Sacramento, CA, 95828 (916) 995-3050 EIN: 30-0680119
______________________ **WILLIAM DEVON JONES**, an individual	101 Martini Ct El Dorado Hills, CA, 95762 (916) 995-3050 SSN: 558-99-4350
______________________ **PHILIP DARCY KIRKLAND**, an individual	9516 Rossport Way Elk Grove, CA, 95624 (916) 995-3037 SSN: 565-13-1960